Western Pinnacle Mining

FILE No. 82-2418
Rule 12g3-2 (b)

02 FEB -5 AM 8:54

SUPPL

WPN RESOURCES LTD.
CDNX Symbol: WPR
Corporate Office: #1500 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
Tel : 1-604-669-2099
Fax: 1-604-669-3099

Date: February 1, 2002 **NEWS RELEASE**

ACQUISITION OF ITALIAN OIL CONCESSION, APPOINTMENT OF OFFICER AND CANCELLATION OF OPTIONS

The Company reported today that it had entered into an agreement for the acquisition, from Puma Petroleum Limited, of Channel House, St. Peter Port, Guernsey, and TM Information Systems Limited, of 5 Charterhouse Square, London, U.K. of a 100% interest in an Application for an Italian, on-shore petroleum licence known as the "San Marco Permit" consisting of approximately 38, 200 hectares. The San Marco Permit is located in the south-eastern Po Valley, close to the town of Ravenna, Italy, on the Adriatic Coast. The Application lands are in the area of the large Ravenna and Dosso Delgi Angeli fields. Consideration for the acquisition of the Permit is the payment of the sum of $41,250U.S., which is a reimbursement of costs of the vendors of the Permit, and the issuance of 1,687,500 shares of the Company to be issued at a deemed price of $0.12 per share. The Company is also required to pay for an environmental impact study covering the permitted lands, which is estimated to cost $7,000U.S., and intends to undertake a work program associated with the Permit as follows; (1) within twelve months, a gravity and geological study at an estimated cost of $28,000U.S.; (2) within twenty-four months, complete 100 kilometres of seismic re-processing at an estimated cost of $125,000U.S.; (3) within thirty months, acquire 60 kilometres of seismic at an estimated cost of $200,000U.S.; (4) within forty-two months, drill one well on the licensed lands to a contract depth of 3,000 metres at an estimated cost of $3,000,000U.S. The acquisition is subject to the approval of the CDNX and relevant Italian authorities. In addition, the Company has also been granted the option to acquire two additional Permits, known as the Pantelleria and Borsano Permits, at a nominal cost. Under the terms of the Option Agreements, the Company has until June 30, 2002 to complete preliminary due diligence to determine whether it will elect to acquire the Permits. The acquisition of the further Permit interest would also be subject to CDNX and applicable Italian Regulatory Approvals.

The Company also reported today that Mr. Michael Higginson, of Perth, Australia, had been appointed as Secretary of the Company.

The Company further reported that a total of 1,175,000 previously issued, outstanding options to directors and employees had been cancelled.

WPN RESOURCES LTD.

Per: *"Glenn R. Whiddon"*

GLENN R. WHIDDON, President


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FILE No. 82-2418
Rule 12g3-2 (b)

The Canadian Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:

Mr. Glenn Whiddon
Chief Executive Officer & Director
WPN Resources Ltd.
Suite 1500, Hong Kong Bank Bldg.
855 West Georgia Street
Vancouver, B.C.
Canada V6C 3E8
Tel.: 604-669-2099
Fax: 604-669-3099
E-mail: westpinn@lightspeed.ca